UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for October 2017

Passenger traffic increased 5.2% YoY in Mexico, and decreased 25.4% in Puerto Rico and 13.0% in Colombia

Mexico City, November 6, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for October 2017 declined 4.2% when compared to October 2016. Passenger traffic rose 5.2% in Mexico, and declined 24.5% in San Juan and 13.0% in Colombia.

This announcement reflects comparisons between October 1 through October 31, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and October 31, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico and Colombia.

On October 19, 2017 ASUR closed the acquisition of a controlling stake of approximately 92.42% in Sociedad Operadora de Aeropuertos de Centro Norte, S.A. (“Airplan”), the second-largest airport concession holder in Colombia. Therefore, starting October 2017, ASUR is starting to report monthly passenger traffic figures for Airplan.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017. Operations at this airport were still operating on a limited basis during October 2017. While the number of flights in October 2017 returned to the 70 average daily flights reported in 2016, they still register a lower load factor in arrivals. In Colombia, passenger traffic was impacted by a strike of local pilots at a major international carrier.

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Colombia Passenger Traffic (Airplan)

		October 2016	October 2017	% Chg	Annual 2016	Annual 2017	% Chg
Domestic Traffic		**743,339**	**620,412**	**(16.5)**	**7,203,479**	**7,334,151**	**1.8**
MDE	Medellín (Rio Negro)	504,972	405,898	(19.6)	5,032,126	5,151,076	2.4
EOH	Medellín	91,907	95,231	3.6	831,181	848,525	2.1
MTR	Montería	85,665	65,165	(23.9)	793,924	797,828	0.5
APO	Carepa	20,194	17,451	(13.6)	171,185	170,824	(0.2)
UIB	Quibdó	33,466	28,775	(14.0)	318,668	299,578	(6.0)
CZU	Corozal	7,135	7,892	10.6	56,395	66,320	17.6
International Traffic		**103,443**	**115,913**	**12.1**	**1,115,283**	**1,132,226**	**1.5**
MDE	Medellín (Rio Negro)	103,443	115,913	12.1	1,115,283	1,132,226	1.5
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Traffic Total Colombia		**846,782**	**736,325**	**(13.0)**	**8,318,762**	**8,466,377**	**1.8**
MDE	Medellín (Rio Negro)	608,415	521,811	(14.2)	6,147,409	6,283,302	2.2
EOH	Medellín	91,907	95,231	3.6	831,181	848,525	2.1
MTR	Montería	85,665	65,165	(23.9)	793,924	797,828	0.5
APO	Carepa	20,194	17,451	(13.6)	171,185	170,824	(0.2)
UIB	Quibdó	33,466	28,775	(14.0)	318,668	299,578	(6.0)
CZU	Corozal	7,135	7,892	10.6	56,395	66,320	17.6

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport, the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 15, 2017